

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 1, 2016

<u>Via E-mail</u>
Edwin Witarsa Ng
Chief Executive Officer
KinerjaPay Corp.
Jl. Multatuli, No. 8A
Medan, 20151
Indonesia

> **Re: KinerjaPay Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 20, 2016**
> **File No. 333-211294**

Dear Mr. Ng:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2016 letter.

Implications of Being an Emerging Growth Company, page 6

1.   Your response to prior comment 2 states that you have attached all communications to your response letter, but no such attachments were included. Please provide us with the communications requested by prior comment 2.

Summary of Financial Information, page 8

2.   We note your response to prior comment 4. However, your disclosure indicates that the data as of December 31, 2015 is derived from your "unaudited interim financial

statements," but your financial statements indicate that the period ending December 31, 2015 was audited and was your fiscal-year end. Please revise.

Selling Stockholders, page 19

3.   We note your revised disclosure in response to prior comment 6; however, it is our understanding from publicly available information that Mr. Ng is affiliated with an entity named "The Stareast Group." We also note the "PT Stareast" entity listed on page 53. Please expand your response to address these affiliations of Mr. Ng.

4.   We note your revisions to the table. Please clarify how PT Stareast is offering an aggregate of one million shares when it beneficially owned only 640,000 shares prior to the offering, as disclosed here.

Description of Business, page 23

Our E-Commerce Portal KinerjaPay.com, page 24

5.   Please clarify why you deleted the transaction and customer data in response to prior comment 11. While we note the added disclosure that from inception through April 2016, you were solely engaged in capital raising activities, the deleted information and information that remains on page 50 suggests that you were also engaged in operating activities during that time. Given this, it continues to be unclear how you intend to generate revenue from your business and why you did not generate revenues in prior periods. Please revise to clarify. Also revise to clarify when you began offering your services; your response suggests you began operations recently but the disclosure on page 50 indicates you conducted operations during 2015.

Patents, Trademarks, Intellectual Property, Licenses, page 26

6.   We note your disclosure added in response to prior comment 12. Please expand your response to clarify the source of protection for your licensed "proprietary technologies and intellectual property." Your revised disclosure should clearly explain why the licensed technology is "proprietary" and why it is considered "intellectual property." Also, although the license may be perpetual, the duration of the underlying intellectual property protection is unclear. Please revise.

Market for Common Equity . . ., page 29

Market Information, page 29

7.   Please revise your disclosure to include the interim period for which you have provided
        financial statements in this registration statement. See Regulation S-K Item
        201(a)(1)(iii).

Index to Financial Statements

8.   We note that contrary to your response to prior comment 15, common shares have not
        been retroactively restated to reflect a one-for-thirty (1:30) basis reverse split in your
        audited financial statements at and for the years ended December 31, 2015 and 2014.
        Please give retroactive effect of this split in your next amendment to this filing.

Notes to Financial Statements

Note 1. The Company and Significant Accounting Policies

9.   We note in your responses to prior comments 16 and 17 that references to revenues
        during 2015 have been deleted throughout the document. However, if you had no
        revenues in 2015 tell us why the statement "Our Kinerja.com platform was launched in
        February 2015 but has already achieve significant market acceptance evidenced by more
        than 13,000 users/customers and more than 78,000 e-commerce transactions in 2015"
        was not removed and appears on pages 4, 26 and 50 of the amended filing. If that
        statement is accurate, please revise this note to disclose the nature and significant terms
        of your planned revenue transactions as well as your accounting policy for each
        transaction disclosed and provide us with specific references to the authoritative US
        GAAP you considered when determining the propriety of the revenue recognition
        policies disclosed in your amendment to this filing. Otherwise, please eliminate all
        disclosures from the filing that imply you generated revenues during 2015. This
        comment also applies to the interim financial statements presented.

Directors, Officers, Promoters and Control Persons, page 53

10.   Your response to prior comment 22 states that you revised the disclosure regarding Mr.
        Pranata's business experience, but no changes were made. Please revise to provide the
        disclosure requested by prior comment 22. Please also revise to clarify Mr. Rahardjo's
        business experience from August 2015 until April 2016.

Security Ownership . . ., page 56

11.   We note your response to prior comment 24. Given your disclosure in footnote 1 on page
        30 that the shares held by PT Kinerja Indonesia do have voting rights, please revise your

beneficial ownership table to include the referenced 1,333,333 shares. Please refer to
Regulation S-K Item 403(a) and Rule 13d-3 of the Exchange Act.

Item 16. Exhibits and Financial Statement Schedules, page 61

12.   We note your response to prior comment 27. However, some of your exhibits
incorporated by reference do not appear in the documents to which you refer. For
example, we note that you attempt to incorporate Exhibit 10.1 by reference to a Form S-1
filed February 8, 2012, but the registration statement filed on that date does not include
that exhibit. Please revise.

13.   We note that Exhibit 3.1(ii) filed in response to prior comment 28 is dated January 15,
2016, but that the information statement related to these amendments was filed two
weeks later, on January 29, 2016. Please clarify how you complied with Regulation 14C
in adopting these amendments to your articles prior to filing and mailing an information
statement related to the amendments. Note, in particular, the 20-day period referenced in
Exchange Act Rule 14c-2(b).

Exhibit 3.2

14.   Please tell us why the signature portion of the exhibit purporting to evidence your bylaws
refers to "Kinder Holding Corp." instead of your name. Please file your bylaws as an
exhibit. We further note that this document was executed on July 1, 2016. If this
document amended your bylaws, please tell us why you did not file a Form 8-K
disclosing amendments to your bylaws. See Item 5.03 to Form 8-K.

        You may contact David Burton at (202) 551-3626 or Jay Webb, Senior Accountant, at
(202) 551-3603 if you have questions regarding comments on the financial statements and
related matters. Please contact Caleb French at (202) 551-6947 or Geoff Kruczek, Senior
Attorney, at (202) 551-3641 with any other questions.

                                        Sincerely,

                                        /s/ Geoff Kruczek for

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Richard Rubin, Esq.